WINDLIFT, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANTS' REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Windlift, Inc.
Durham, North Caroline

We have reviewed the accompanying financial statements of Windlift, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

June 23, 2025
Los Angeles, California

WINDLIFT, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	247,679	$	885,774
Accounts Receivable, net		1,271,892		307,268
Prepaids and Other Current Assets		41,817		16,568
Total Current Assets		**1,561,388**		**1,209,610**
Property and Equipment, net		7,320		13,755
Right-of-Use Asset		72,777		46,153
Intangible Assets		545		1,059
Security Deposit		42,155		42,155
Total Assets	$	**1,684,185**	$	**1,312,732**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	169,909	$	361,091
Credit Cards		12,582		66,003
Current Portion of Loans and Notes		359,232		1,138,217
Current Portion of Convertible Notes		250,000		250,000
Accrued Interest on Convertible Notes		55,200		22,500
Line of Credit		-		500,000
Current Portion of Related Party Loans		118,879		118,879
Lease Liability, current portion		41,674		15,346
Other Current Liabilities		400,358		395,668
Total Current Liabilities		**1,407,834**		**2,867,704**
Loans and Promissory Notes, net of current portion		1,158,990		-
Simple Agreement for Future Equity		1,731,011		1,731,011
Lease Liability, net of current portion		31,103		30,807
Total Liabilities		**4,328,938**		**4,629,522**
STOCKHOLDERS' EQUITY				
Common Stock		24		24
Additional Paid in Capital		264,150		257,314
Accumulated Deficit		(2,908,927)		(3,574,128)
Total Stockholders' Equity		**(2,644,753)**		**(3,316,790)**
Total Liabilities and Stockholders' Equity	$	**1,684,185**	$	**1,312,732**

See accompanying notes to financial statements.

WINDLIFT, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 7,391,213	$ 2,227,853
Cost of Goods Sold	3,964,808	1,072,393
Gross Profit	**3,426,405**	**1,155,460**
Operating Expenses		
General and Administrative	2,131,262	1,566,066
Research and Development	477,718	223,701
Selling and Marketing	425	4,802
Total Operating Expenses	**2,609,405**	**1,794,569**
Net Operating Income/(Loss)	**817,000**	**(639,109)**
Interest Expense	151,907	158,278
Other Loss/(Income)	(108)	(16,130)
Income/(Loss) Before Provision for Income Taxes	**665,201**	**(781,257)**
Provision/(Benefit) for Income Taxes	-	-
Net Income/(Net Loss)	**$ 665,201**	**$ (781,257)**

See accompanying notes to financial statements.

WINDLIFT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Additional Paid In	Accumulated	Total Stockholders'
(in , $US)	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2022	**2,374,376**	**$ 24**	**$ 244,154**	**$ (2,792,871)**	**$ (2,548,693)**
Issuance of stock	**5,738**	**0**	-	**-**	-
Share-Based Compensation	**-**	**-**	13,160	-	13,160
Net Loss	-	-	-	(781,257)	(781,257)
Balance—December 31, 2023	**2,380,114**	**24**	**257,314**	**$ (3,574,128)**	**$ (3,316,790)**
Share-Based Compensation	**-**	**-**	6,836	-	6,836
Net Income	-	-	-	665,201	665,201
Balance—December 31, 2024	**2,380,114**	**$ 24**	**$ 264,150**	**$ (2,908,927)**	**$ (2,644,753)**

See accompanying notes to financial statements.

WINDLIFT, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss)	$ 665,201	$ (781,257)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	6,435	7,354
Amortization of Intangibles Assets	514	670
Accrued Interest on Convertible Notes	32,700	22,500
Share-Based Compensation	6,836	13,160
Fair Value in Excess of Stated Value of Derivative Instrument	-	(1,593)
Non-Cash Lease Expense		
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(964,624)	(260,234)
Prepaids and Other Current Assets	(25,249)	(348)
Accounts Payable	(191,182)	267,756
Credit Cards	(53,421)	27,230
Other Current Liabilities	4,690	329,708
Net Cash Used In Operating Activities	**(518,100)**	**(375,053)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided/Used in Investing Activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Line of Credit	(500,000)	500,000
Borrowing on Shareholder Loans	-	118,879
Borrowing on Promissory Notes and Loans	380,005	270,864
Borrowing on Convertible Notes	-	250,000
Proceeds from Issuance of Simple Agreement for Future Equity	-	91,000
Net Cash Provided/Used in Financing Activities	**(119,995)**	**1,230,743**
Change in Cash & Cash Equivalents	**(638,095)**	**855,690**
Cash & Cash Equivalents —Beginning of The Year	885,774	30,084
Cash & Cash Equivalents—End of The Year	**$ 247,679**	**$ 885,774**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 119,207	$ 135,778

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Windlift, Inc. was originally formed as a limited liability company (LLC) in the state of North Carolina on August 19, 2015. On November 18, 2019, the company converted to a corporation and was reincorporated in the state of Delaware. The financial statements of Windlift, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Durham, North Caroline.

Windlift, Inc. is a Delaware-based corporation specializing in autonomous airborne power systems and persistent elevated sensing solutions. Originally founded in North Carolina in 2015 and incorporated in Delaware in 2019, the company serves both defense and commercial sectors with its tethered drone platforms, delivering energy and communications in remote and infrastructure-limited environments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents exceeded FDIC insured limits by $0 and $552,512, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. As of December 31, 2024 and 2023, the Company determined that no allowance for expected credit loss is needed.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Machines & Equipment	5 years

Intangibles

Intangible assets with finite lives, such as software which are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Government Contracts and Development Activities

The Company performs research and development under government contracts structured as cost-plus-fixed-fee (CPFF) agreements. These contracts reimburse allowable direct costs plus a fixed fee, typically 7%, and are audited and approved by the Defense Contract Audit Agency (DCAA) based on established provisional billing rates.

Consistent with U.S. GAAP, development costs are expensed as incurred. As of December 31, 2024, the Company has incurred approximately $9.6 million under an $11.4 million contract ceiling awarded through the Operational Energy Prototype Fund (OEPF), overseen by the Naval Research Laboratory (NRL). An additional $5.0 million award under the same program was completed and recognized in prior periods. Revenue is recognized as qualified costs are incurred and approved, with $2.2 million recognized in 2023 and $7.4 million in 2024.

Although the related IP is not capitalized, the Company retains full ownership of all technology developed, including source code, patents, and proprietary data. Certain government contracts grant the agency limited rights to use the IP if the Company elects not to commercialize it. Management considers this IP a valuable strategic asset that supports future growth and commercialization.

Cost of Goods Sold

Cost of Goods Sold includes salaries, wages, and benefits for technical personnel—such as engineers, scientists, and developers—who are directly involved in government-funded R&D activities, as well as the cost of materials used in project execution.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $425 and $4,802, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 23, 2025, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Employee Advances	7,367	7,367
Prepaids	34,450	9,201
Total Prepaids and Other Current Assets	$ 41,817	$ 16,568

Other current liabilities consist of the following:

As of December 31,	2024	2023
Insurance Payable	28,179	23,093
401K Payable	104,697	37,258
Accrued Vacation	112,954	82,533
Payroll Payable	88,576	104,481
Customer Pre-Payments	-	63,564
Tax Payable	65,952	82,080
Other Current Liabilities	-	2,659
Total Other Current Liabilities	$ 400,358	$ 395,668

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Machines & Equipment	$ 291,284	$ 291,284
Property and Equipment, at cost	291,284	291,284
Accumulated Depreciation	(283,964)	(277,529)
Property and Equipment, net	$ 7,320	$ 13,755

Depreciation expense for the years ended December 31, 2024 and 2023 was $6,435 and $7,354, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Software	$ 15,469	$ 15,469
Intangible Assets, at cost	**15,469**	**15,469**
Accumulated Amortization	(14,924)	(14,410)
Intangible Assets, net	**$ 545**	**$ 1,059**

Amortization expense for the years ended December 31, 2024 and 2023 was $514 and $640, respectively.

Estimated annual amortization expense subsequent to December 31, 2024 is as follows:

Period	Amortization Expense
2025	$ 545
2026	-
2027	-
Thereafter	-
Total	**$ 545**

6. LEASES

The Company has three operating leases for business premises. The Company's leases have terms maturing through 2026. Monthly payments are $3,893 and do not contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024 and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024 are as follows:

As of December 31,	2024
2025	$ 46,720
2026	32,450
2027	-
2028	-
Thereafter	
Present Value Discount	(6,393)
Total	**$ 72,777**

7. DEBT

Promissory Note and Loans

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2024 Current Portion	Non-Current Portion	Total Indebtedness	As of December 31, 2023 Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 1,418,700	Prime plus 2.75%	10/09/2024	10/09/2034	$ 238,443	$ 1,158,990	$ 1,397,433	$ -	$ -	$ -
SBA Loan	150,000.00	Prime plus 2.75%	10/09/2024	10/09/2034	1,780	-	1,780	-	-	-
UW Foundation- Promissory Note	100,000.00	8.00%	08/11/2007	12/31/2025	119,009	-	119,009	119,009		119,009
Promissory Note - Michael Hinderliter	paid off in 2024		-	-	-	-	-	561,458	-	561,458
Loan Agreement -Enduring Planet	paid off in 2024		-	-	-	-	-	400,000	-	400,000
Loan Agreement- Larry Agostine	paid off in 2024		-	-	-	-	-	57,750		57,750
Total					$ 359,232	$ 1,158,990	$ 1,518,222	$ 1,138,217	$ -	$ 1,138,217

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 359,232
2026	238,443
2027	238,443
2028	238,443
2029	238,443
Thereafter	205,217
Total	$ 1,518,222

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2024 Current Portion	Non-Current Portion	Total Indebtedness	As of December 31, 2023 Current Portion	Non-Current Portion	Total Indebtedness
The Overlook Trust- Convertible Note	$ 250,000	12.00%	03/24/2023	03/24/2024	$ 250,000	$ -	$ 250,000	$ 250,000	$ -	$ 250,000
Total					$ 250,000	$ -	$ 250,000	$ 250,000	$ -	$ 250,000

Each note will be convertible into Conversion Shares pursuant to the following events:

Next Equity Financing Conversion Upon the closing of the next equity financing in which the Company raises capital by issuing and selling shares of its preferred stock (the "Next Equity Financing"), the outstanding principal and all accrued but unpaid interest under this Convertible Promissory Note (the "Note") shall automatically convert into the same class of equity securities issued in such financing (the "Conversion Shares").

The number of Conversion Shares to be issued shall be equal to the quotient (rounded down to the nearest whole share) of:

- (x) the outstanding principal plus unpaid accrued interest on this Note as of a date not more than five (5) days before the conversion date,
  divided by:
- (y) The applicable Conversion Price, calculated in accordance with the terms of this Note, and subject to any valuation cap or discount provisions.

The Company shall have the option to pay accrued interest in cash instead of including it in the conversion amount. At least five (5) days prior to the closing of the Next Equity Financing, the Company shall notify the Noteholder in writing of the material terms of such financing. The Conversion Shares will be issued on the same terms and conditions as the equity securities sold in the Next Equity Financing.

Corporate Transaction Conversion If a Corporate Transaction (defined as any merger, acquisition, consolidation, or sale of all or substantially all of the Company's assets) occurs prior to a Next Equity Financing or the Maturity

Date, and before full repayment or conversion of this Note, then at the closing of such transaction, the Noteholder may elect either:

(a) To receive a cash payment equal to the sum of:

(i) All accrued and unpaid interest, and

(ii) The outstanding principal amount of this Note; or

(b) To convert the outstanding balance of this Note into Conversion Shares immediately prior to the consummation of such transaction, at a price per share equal to the applicable Conversion Price. The number of shares shall be calculated as:

The quotient (rounded down) of the outstanding principal plus accrued interest divided by the Conversion Price.

Maturity Conversion At any time on or after the Maturity Date, upon the election of the Requisite Noteholders (as defined in the agreement), this Note shall convert into Conversion Shares. The number of Conversion Shares shall be equal to the quotient (rounded down to the nearest whole share) of:

- (x) the outstanding principal and unpaid accrued interest as of the date of conversion, divided by:
- (y) The applicable Conversion Price, taking into account any valuation cap or discount provisions described in this agreement.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of December 31, 2024	As of December 31, 2023
SAFE - 2018-2020	2018-2020	$ 10,000,000	$ 639,812	20%	$ 639,812	$ 639,812
SAFE - 2020	2020	14,000,000	115,000	0%	115,000	115,000
SAFE - 2022	2022	16,000,000	1,000,000	0%	1,000,000	1,000,000
SAFE - 2023	2023	16,000,000	91,000	0%	91,000	91,000
Fair Value in Excess of Stated Value of Derivative Instrument					$ (114,801)	$ (114,801)
Total SAFE(s)			**$ 1,845,812**		**$ 1,731,011**	**$ 1,731,011**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the

Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

| Owner | Principal Amount | Maturity Date | As of December 2024 | | | As of December 2023 | | |
			Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Robert Creighton-COO and Founder	$ 113,285	No set maturity	$ 113,285	$ -	$ 113,285	$ 113,285	$ -	$ 113,285
Andy Stough- CTO	$ 5,594	No set maturity	5,594		5,594	5,594		5,594
Total			$ 118,879	$ -	$ 118,879	$ 118,879	$ -	$ 118,879

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8.   SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	272,752 $	0.54	-
Granted	420,902		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	693,654 $	0.54	8.79
Exercisable Options at December 31, 2023	419,057 $	0.54	8.79
Granted	278,710	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	972,364 $	0.54	7.78
Exercisable Options at December 31, 2024	558,743 $	0.54	7.78

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $6,836 and $13,160, respectively.

9. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2024, and 2023, 2,380,114 shares of common stock have been issued and were outstanding.

10. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

For The Year Ended	December 31, 2024	December 31, 2023
Current:		
Federal, State, And Local	$ 29,296	$ -
Total Tax Expense/(Benefit)	$ 29,296	$ -

Provision for income tax liability comprised the following:

	December 31, 2024	December 31, 2023
Federal, State, And Local	$ 29,296	$ -
Total Povision For Income Tax	$ 29,296	$ -
Net Tax Provision	$ 29,296	$ -

The cumulative NOLs are $0 as of December 31, 2024.

11. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY TRANSACTIONS

In prior periods, the Company received a loan of $113,285 from Robert Creighton, its COO and founder. The loan is non-interest-bearing and does not have a defined maturity date. As of December 31, 2024, and December 31, 2023, the outstanding balance remained unchanged at $113,285.

In prior periods, the Company received a loan of $5,594 from Andy Stough, its CTO and one of the shareholders. The loan is non-interest-bearing and does not have a defined maturity date. As of December 31, 2024, and December 31, 2023, the outstanding balance remained unchanged at $5,594.